600 17th Street, Suite 2700, Denver, Colorado 80202

Main:  (720) 889-2211   Fax:  (720) 889-2222

May 6, 2013

Matthew Crispino

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington, DC  20549

Re:

maniaTV Inc.

File No. 333-185270

Dear Mr. Crispino:

Pursuant to my discussions with Mr. Houseal and Ms. Sweeney, this letter is being submitted to provide the language that we would propose to include in the next amendment in response to the three accounting comments in your letter dated April 16, 2013 regarding maniaTV, Inc. (“maniaTV” or the “Company”).  Since the current financials will go stale on May 15, 2013, we are requesting your review of this language before we file the amendment in order to hopefully expedite the ultimate clearance of this registration statement.

The language provided below, which has been marked to show the changes since the last filing, relates to the Revenue Recognition portion of Footnote 1 to the Financial Statements.  The responses to the three comments are as follows:

Comment 1.  The disclosure regarding the net presentation of revenues was inadvertently left out of the Amendment No. 2 filing and has been reinserted along with further clarification.

Comments 2 and 3.  See the additional disclosure addressing advertising networks in the second paragraph below.

Revenue recognition

The Company generates revenue from online advertising agencies who advertise on behalf of their customers on the Company’s website. Revenue is recognized on an accrual basis as earned under contract terms. Specifically, revenue from advertising sales is recognized subsequent to a customer ordering advertising at an agreed upon price, delivery has occurred, and collectability is reasonably assured. A purchase arrangement is evidenced by a written order, with delivery considered as made after contracted advertisements have been run. The Company reports revenues net of any amounts paid to advertising agencies by clients as the agencies are generally responsible for supplying commercial advertising content desired by the customer, the Company’s rates are fixed, and the agencies have credit risk with the Company. In these cases

United States Securities and Exchange Commission

May 6, 2013

the advertising agencies are the obligors and the prices for the advertising are negotiated between the Company and the advertising agencies.

The Company also contracts with advertising networks who act as middlemen between the Company and the advertising agencies.  In the contracts with the networks the Company agrees to provide a specified amount of advertising space or impressions on its website, and the networks pay based on the amount of advertising they place on the available space.  There is no commitment by the advertising network to place any specified amount of advertising.  These arrangements allow the advertising networks to sell any remnant advertising space on the Company website in bulk with other similar websites directly to the advertising agencies for the advertising agencies’ brand clients.  The advertisements (banners and video) are then displayed automatically on the website by way of embedded tags or pages of the website.  The advertising network tracks the number of impressions delivered which are then accrued and paid for on a monthly basis by the network.  Pricing is based on a per impression “cost per thousand” rate that is set by the Company. In this situation the Company’s customer is the advertising network which works with the advertising agencies to secure advertisers for the advertising network’s contracted websites.  Effectively, the advertising network is acting as a direct sales force for multiple websites at one time.  The result is a sales staffing and resource savings for each website, but a lower rate for which advertisements are sold.  The advertising network is the obligor and the prices for the advertising are negotiated between the Company and the network.

Thank you for your attention to this matter.  Please contact the undersigned if you have any questions or need any additional information.

Sincerely,

JIN, SCHAUER & SAAD LLC

By

      Jon D. Sawyer